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                                                                 EXHIBIT 12
                                                         Form 10-K for 1997

                                                           File No. 1-11237

                            AT&T CAPITAL CORPORATION
                       COMPUTATION OF RATIO OF EARNINGS TO
                                  FIXED CHARGES
                             (Dollars in Thousands)

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Year Ended December 31,     1997       1996       1995      1994       1993
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
Earnings from continuing
 operations:

  Income before
   income taxes
   and extraordinary
   loss                   $ 32,036  $278,602   $208,239  $173,614  $138,040

  Deduct undistributed
   earnings on equity
   investments, net of
   losses                        -          -         -         -

  Add fixed charges
   included in income
   before income taxes
   and cumulative effect
   of accounting change    460,221    465,121   418,624   277,913   242,100
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Total earnings from
 continuing
 operations, as
 adjusted                 $492,257   $743,723  $626,863  $451,527  $380,140
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Total fixed charges*      $460,221   $465,121  $418,624  $277,913  $242,100

Ratio of earnings
 to fixed charges             1.07       1.60      1.50      1.62      1.57
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* Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor. Fixed charges do not include distributions on Company-obligated preferred securities of the Company's subsidiaries.